aShareX
ART SHARE EXCHANGE

The sheer size of the global fine art market and headline-grabbing sales prices achieved at auctions may leave many wondering, "Should I participate, and if so, how?" High valuations are flashy, but further investigation reveals that fine art has experienced steady price appreciation, specifically a compound annual growth rate of 8.5% since 1950 (1). Forward-thinking companies in the art space have expanded the market to broader categories of investors by enabling them to participate at more accessible prices and without many of the challenges that accompany a typical fine art purchase. Blue-chip art is increasingly viewed as an investible asset class, as opposed to simply a luxury purchase for the ultra-wealthy; investors should consider how art compares to traditional investments and whether it should be included in a well-balanced diversified portfolio.

The fine art market is a mature market with the demonstrated capacity to quickly recover from global economic crises. Total sales rose 3% to $67.8 billion in 2022, up 35% over the pandemic-dampened 2020 figure, and also above the value of aggregate sales in 2019 (2). Sales at the higher end of the market, along with the rapid adoption of online sales, drove the quick rebound after the 2020 downturn. Growth at the top end of the market was propelled by an increase in spending power for the wealthiest collectors, as billionaire wealth is more than one-third higher than it was in 2019. A survey of over 2,300 high-net-worth ("HNW") collectors, defined as those with over $1 million of investable wealth, reveals that the median expenditure on all categories of art rose from $72,000 in 2019 to $274,000 in 2021 (3). Thanks to strong demand from wealthy collectors along with

innovative sales strategies such as virtual art fairs and online auctions, total art sales in 2022 remained strong despite uncertainty resulting from the ongoing COVID-19 pandemic, Russia's invasion of Ukraine, and inflation.

Long-term price appreciation and a resilient market are prerequisites for any investor looking for non-speculative alternative investments. But does an investor gain additional benefits by including art in their larger investment portfolio? For those seeking downside protection enabled by true diversification, art may be a worthwhile investment. During the Global Financial Crisis, fine art experienced a decline of 24.5%, far less than the S&P 500's 38% drop in 2008 (4). Art returns have a near-zero correlation with the asset classes traditionally found in investors' portfolios. Art has a correlation of 0.09 to developed equities, -0.08 to investment grade fixed income, and -0.07 to high yield fixed income according to a report issued by Citi Private Bank. Many investors compare art to other tangible assets such as real estate and commodities (e.g., gold). However, the correlation between art and these tangible assets is also low. The correlation between art and real estate is 0.21, and the correlation between art and commodities is 0.19. (5). Both gold and art are physical and can typically be shipped around the world to take advantage of currency fluctuations or increasing demand in developing markets with growing populations of wealthy individuals. This attribute may help fine art weather recessions, particularly at the high end of the market where buyers are often more insulated from economic hardship.

Many investors look towards tangible assets as a hedge against inflation, and fine art's strong historical performance and low correlation to traditional investments has drawn particular attention in recent years. Those who added alternative investments – such as fine art and other collectibles – to their portfolios were rewarded in 2022. The Knight Frank Luxury Investment Index, which tracks the value of "passion investments" such as fine art, classic cars, watches and wine, rose 16% during the year, outpacing equities, gold and inflation. Fine art led all index constituents with a 29% year-over-year increase. Interest in art as an alternative investment continues to grow, with 59% of UHNWIs (Ultra-High-Net-Worth Individuals) planning to invest in fine art in 2023 according to a Knight Frank survey (6). And there is still room to grow: UHNWI's worldwide wealth tied up in art and collectibles was estimated to be $1.48 trillion in 2020, accounting for just 5% of their total wealth (1). This number could grow substantially as art continues to evolve from being a pure luxury purchase to an investible asset class. Wealth managers acknowledge this shift, with 85% believing fine art should be part of their service offerings (1).

What kind of art should a savvy investor consider? It is nearly impossible to predict which newly-discovered artist will experience a meteoric rise in popularity, or whether artworks produced by the current crop of ultra-contemporary artists will reliably hold their values for more than a few years. Investors drawn to art as a potential hedge against inflation that has exhibited steady long-term appreciation will look for well-established artists in evergreen genres that have experienced consistent demand. According to a UBS survey, 43% of HNW collectors will only buy from familiar artists, suggesting that demand for art produced by established artists is sticky (7). High-value art produced by well-established artists dominates the market; the majority of artworks sold for over $1 million come from the Post-War and Contemporary, Impressionist and Modern, and Old Masters genres. Between 2018 and 2022, artworks sold for $1 million or more at auction represented 4% of total lots, yet disproportionately accounted for 74% of total sales by value at the three largest auction houses (8). Museum-quality artwork commands interest from collectors at a global level, offering owners better liquidity and the opportunity to sell in a variety of worldwide markets to take advantage of currency fluctuations.

How should an investor participate in the fine art market? Because the art market is highly segmented, with evolving subjective tastes and cultural trends affecting each genre differently, diversifying across genres and artists is generally considered the optimal approach. However, there are no index-tracking investments that capture the performance of fine art as a whole. Building a diverse collection of blue-chip art requires a significant amount of capital, excluding most potential investors from making a meaningful financial allocation to fine art. Even for the ultra-wealthy who can participate, buying a piece of art can give rise to unique headaches and challenges. For some, art is both an investment and a passion purchase. These buyers are willing to accept the risks and expenses associated with displaying art in their homes. Investors who view art strictly as an

investment, however, will likely look to safeguard their purchases in the most efficient way possible. Storing art in a dedicated warehouse with state-of-the-art security and climate control systems provides a level of protection that is nearly impossible to replicate in a residence without significant, costly renovations. Given the headaches, ongoing expenses and up-front cash requirements, creating a fine art investment strategy by purchasing individual artworks outright is difficult even for wealthy investors seeking a reasonable amount of exposure.

Fractional ownership removes many of the obstacles preventing access for the majority of investors interested in fine art. aShareX, Inc. (Art Share Exchange) is an innovative company that provides investors with the opportunity to purchase shares in museum-quality artworks. This enables investors who were previously priced out of fine art ownership to purchase fractional ownership interests at prices they can afford, all with meaningful regulatory oversight in an SEC-compliant ecosystem. The total sale price of an available artwork (and therefore price per share) is not set by aShareX but instead determined by the market. Investors buy shares via a transparent public auction, where they can bid for fractional interests in artworks against other fractional bidders or buyers looking to purchase the entire piece outright. Post-auction, shareholders in need of short-term liquidity can sell individual shares through the aShareX secondary market platform without having to find a buyer for the entire artwork. Moreover, the investors enjoy the option of selling the entire artwork at their discretion by simple majority vote. Shipping, storage, insurance and maintenance are all managed and paid for by aShareX, reducing transactional hassles for investors.

Through aShareX, investors can now build a diversified allocation to blue-chip art with an investment size that is affordable and tailored to fit their overall portfolio strategy.

References
1. The Sotheby's Mei Moses Indices . *Sotheby's*. [Online] [Cited: April 27, 2023.] https://www.sothebys.com/en/the-sothebys-mei-moses-indices.
2. Art Basel & UBS. *The Art Market 2023*. 2023.
3. —. *The Art Market 2022*. 2022.
4. Citi GPS. *The Global Art Market*. 2019.
5. —. *Global Art Market Disruption*. 2022.
6. Knight Frank. *The Wealth Report*. 2023.
7. Deloitte and ArtTactic. *Art & Finance Report 2021*. 2021.
8. Art Basel & UBS. *A Survey of Global Collecting in 2022*. 2022.
9. Sotheby's and ArtTactic. *Peak Performance: The Art Market Beyond $1 Million 2018-2022*. 2022.

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If you would like to discuss aShareX, contact Ryan Johnston at (858) 829-3456 or email ryan@asharex.com.

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